Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES AGREEMENT WITH NEW GOLD INC. TO ACQUIRE
XSTRATA’S 70% INTEREST IN THE EL MORRO PROJECT

(All amounts in US dollars unless otherwise indicated)

VANCOUVER, British Columbia, January 7, 2010 – Goldcorp Inc. (TSX: G; NYSE: GG) today announced the execution of a binding agreement (the “Agreement”) with New Gold Inc. (“New Gold”), whereby New Gold will exercise its right of first refusal and acquire the 70% interest in the El Morro project held by Xstrata Copper Chile S.A. (“Xstrata Chile”), a wholly owned subsidiary of Xstrata Plc. Goldcorp will advance $463 million to New Gold to fund the exercise of the right of first refusal by a New Gold subsidiary. Following the acquisition of the 70% interest by the New Gold subsidiary, Goldcorp will acquire that subsidiary from New Gold.   Goldcorp will pay New Gold $50,000,000 in cash upon closing of the subsidiary acquisition, and has agreed to amend certain terms of the El Morro Shareholders Agreement, including with respect to New Gold’s capital funding obligations.

El Morro is an advanced stage copper-gold project located in a mining friendly jurisdiction in north-central Chile, Region III, approximately 80 kilometres east of the city of Vallenar. On a 100% basis, El Morro contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper(1), with an additional 2.2 million ounces of gold and 1.0 billion pounds of copper in the measured and indicated resource categories(1).

“In El Morro, Goldcorp has identified an ideal project with which to re-enter one of the best mining jurisdictions in South America,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “The foundation of our peer-leading growth profile is built on high quality, long-lived assets with low cash costs in politically stable jurisdictions throughout the Americas.   As well, we look for large land positions with strong organic growth potential. By all of these measures, El Morro is a natural fit for our company.

With full construction of Peñasquito nearing completion, the project team that delivered what will be one of the largest mines in the world on schedule and on budget will now bring their considerable expertise to bear in building this major project.  Our strong balance sheet provides the freedom to begin advancing El Morro toward commercial production immediately upon the closing of this transaction, and we look forward to working with New Gold to develop this project for the benefit of the shareholders of both companies.”

Upon completion of the transactions, which are subject to customary closing conditions and are anticipated to close within 15 business days of the execution of the sale agreement, Goldcorp will hold 70% and New Gold 30% of the El Morro project.

Goldcorp’s financial advisors are GMP Securities L.P. and its legal advisors are Cassels Brock & Blackwell LLP in Canada.

(1) El Morro’s mineral reserves and resources are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. The Qualified person as defined under NI43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates. Mineral resources have been estimated based on US$500/oz gold, US$1.25/lb copper and a  grade cut-off of 0.3% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. Mineral resources are based on an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project. Mineral resources are exclusive of mineral reserves. The Qualified person as defined under NI43-101 is Mr. Barton G. Stone, P. Geo and Chief Geologist for Pincock, Allen & Holt Inc.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com